UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No 2)

Hudson Holding Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

443793104
(CUSIP Number)

Hudson Holding Corp. 111 Town Square Place, Suite 1500A Jersey City, NJ 07310 (201) 216-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed"
for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443793104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Kenneth D. Pasternak

2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)                      ☒

3. SEC Use Only

4. Source of Funds (See Instructions)

PF and OO (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

U.S.A

Number of	7. Sole Voting Power 9,631,789 (See Item 5)
Shares
Beneficially	8. Shared Voting Power
Owned by
Each	9. Sole Dispositive Power 9,631,789 (See Item 5)
Reporting
Person With	10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person

9,081,789 (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)

21.34% (See Item 5)

14. Type of Reporting Person (See Instructions)

IN

This Amendment No. 1 (Amendment) amends and supplements the Schedule 13D, dated January 10, 2006 (Schedule 13D) and as amended on November 28, 2006, filed by Kenneth D. Pasternak, as specifically set forth herein. Except as amended hereby, the information in the Schedule 13D remains accurate in all respects.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is amended and restated as follows:

           The Reporting Person purchased the 6,581,076 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $2,000,000.00.  The source of funding for this purchase was through personal funds.

The Reporting Person purchased 1,666,670 shares of Common Stock and warrants to purchase an additional 833,335 shares of common stock, directly from the Issuer for a purchase price equal to an aggregate of $1,000,002.00.  The source of funding for this purchase was through personal funds.

From December 22, 2008, through January 5, 2009, Chestnut Ridge Partners, LP (Chestnut Ridge) purchased 550,000 shares in the open market for a total consideration of $111,858.00.  Mr. Pasternak is the managing member of Chestnut Ridge Capital, LLC, which serves as the general partner of Chestnut Ridge, and he has the sole power to vote and dispose of the Companys securities owned by Chestnut Ridge.  The funds required for the purchase of the 550,000 shares of Common Stock were obtained from the investment funds of Chestnut Ridge.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is amended and restated as follows:

(a)           The Reporting Person beneficially owns an aggregate of 9,631,789 shares of Common Stock, representing 21.34% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuers Form 10-Q filed November 14, 2008)

(b)           The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 9,631,789 shares of Common Stock beneficially owned by the Reporting Person.

(c)           Transaction in the Common Stock by the Reporting Person effected in the last 60 days are as set forth in the table below.  All such trades were made in open market transactions.

Entity	Trade Date	Activity	Quantity	Average Price
Chestnut Ridge	12/22/2008	Buy	50,000	0.2000
Chestnut Ridge	12/23/2008	Buy	50,000	0.2000
Chestnut Ridge	12/26/2008	Buy	90,000	0.2000
Chestnut Ridge	12/29/2008	Buy	60,000	0.2000
Chestnut Ridge	12/30/2008	Buy	61,997	0.1961
Chestnut Ridge	12/31/2008	Buy	687	0.2000
Chestnut Ridge	1/02/2009	Buy	187,316	0.2024
Chestnut Ridge	1/05/2009	Buy	50,000	0.2000

(d)           Other than the Reporting Person and Chestnut Ridge, as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 9,631,789 shares of Common Stock owned by the Reporting Person.

(e)   Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2009

Kenneth D. Pasternak

/s/ Kenneth D. Pasternak